U.S. SECURITIES AND EXCHANGE COMMISSION					OMB APPROVAL
Washington, D.C. 20549 FORM 144					OMB Number: 3235-0101 Expires: February 28, 2014 Estimated average burden hours per response . . . 2.00
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					SEC USE ONLY
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1(a) NAME OF ISSUER		(b) IRS INEENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Avago Technologies Limited		N/A	001-34428		(e) TELEPHONE NO.
1(d) ADDRESS OF ISSUER	STREET
	1 YISHUN AVENUE 7	CITY	STATE	ZIP CODE	AREA CODE	AND NUMBER
		Singapore		768923	65	6755-7888

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS	CITY	STATE	ZIP CODE
Seletar Investments Pte Ltd (1)	Shareholder	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard	Singapore		238891

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)

Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (MO./DAY/YR.) (See instr. 3(f))	Name of Each Securities Exchange (See instr. 3(g))
Ordinary Shares	Merrill Lynch, Pierce, Fenner, and Smith Inc. One Bryant Park New York, NY 10036		1,455,741	$49,407,849.54 (based on the NASDAQ closing price on 1/18/12)	244,406,916 (as of 12/9/11)	Promptly following the date hereof through no later than 3/31/12	NASDAQ

1.

(a)	Name of issuer.

(b)	Issuer’s IRS Identification Number.

(c)	Issuer’s SEC file number, if any.

(d)	Issuer’s address, including zip code.

(e)	Issuer’s telephone number, including area code.

2.

(a)	Name of person for whose account the securities are to be sold.

(b)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).

(c)	Such person’s address, including zip code.

3.

(a)	Title of the class of securities to be sold.

(b)	Name and address of each broker through whom the securities are intended to be sold.

(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).

(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.

(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

(f)	Approximate date on which the securities are to be sold.

(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Ordinary Shares	December 1, 2005	Securities Subscription	Avago Technologies Limited	22,670,917 (2)	December 1, 2005	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Remarks:
(1) The ordinary shares (“Ordinary Shares”) issued by Avago Technologies Limited (“Avago”) are held directly by Seletar Investments Pte Ltd, a Singapore company (“Seletar”). The Ordinary Shares may also be deemed to be beneficially owned by Temasek Holdings (Private) Limited (“Temasek Holdings”) and Temasek Capital (Private) Limited (“Temasek Capital”) because (i) Seletar is directly and wholly owned by Temasek Capital and (ii) Temasek Capital is directly and wholly owned by Temasek Holdings. Each of the reporting persons disclaim beneficial ownership of the Ordinary Shares, except to the extent of their pecuniary interest therein. Temasek Holdings and Temasek Capital are Singapore companies.

(2) Seletar initially acquired 22,670,917 Ordinary Shares and has subsequently sold Ordinary Shares pursuant to a Form S-1 (File No. 333-164368) (as amended from time to time), each declared effective by the Securities and Exchange Commission from time to time. As of the date hereof, Seletar directly holds 1,455,741 Ordinary Shares.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

January 19, 2012
Date of Notice

Date of Plan Adoption or Giving of Instruction if Relying on Rule 10B5-1

/s/ Ang Peng Huat
(Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)